CUSIP No. 695127 100	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695127 100

(CUSIP Number)

Fred A. Middleton

Middleton, McNeil, Mills & Associates VI, LLC

400 South El Camino Real

Suite 1200

San Mateo, California 94402

(510) 653-7425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Sanderling Venture Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 416,083

	9	Sole Dispositive Power

	10	Shared Dispositive Power 416,083

11	Aggregate Amount Beneficially Owned by Each Reporting Person 416,083 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.27% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Sanderling Ventures Management VI

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Sanderling VI Beteiligungs GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Sanderling VI Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Sanderling Venture Partners VI Co-Investment Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 361,762

	9	Sole Dispositive Power

	10	Shared Dispositive Power 361,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,762 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.11% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Middleton, McNeil, Mills & Associates VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 777,845

	9	Sole Dispositive Power

	10	Shared Dispositive Power 777,845

11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,845 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.38% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D

1	Names of Reporting Persons Fred A. Middleton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100,996

	8	Shared Voting Power 777,845

	9	Sole Dispositive Power 100,996

	10	Shared Dispositive Power 777,845

11	Aggregate Amount Beneficially Owned by Each Reporting Person 878,841 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.69% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 695127 100	13D

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D initially filed on February 18, 2011 (the “Original Filing”) by Sanderling Venture Partners VI, L.P., Sanderling Ventures Management VI, Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership, Sanderling Venture Partners VI Co-Investment Fund, L.P., Middleton, McNeil, Mills & Associates VI, LLC and Fred Middleton (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on November 30, 2011 (“Amendment No. 1”), as amended by Amendment No. 2 filed on February 4, 2013 (together, with Amendment No. 1 and the Original Filing, the “Previous Filings”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Previous Filings. This Amendment No. 3 is being made to disclose the disposition of securities of the Issuer by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Previous Filings.

Item 2.                                 Identity and Background.

(a) This statement is filed by:

(i) Sanderling Venture Partners VI, L.P. (“Sanderling VI”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Sanderling Ventures Management VI (“VI Management”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii) Sanderling VI Beteiligungs GmbH & Co. KG (“VI GmbH”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv) Sanderling VI Limited Partnership (“VI LP”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v) Sanderling Venture Partners VI Co-Investment Fund, L.P. (“VI Co-Investment”), with respect to the shares of Common Stock directly and beneficially owned by it;

(vi) Middleton, McNeil, Mills & Associates VI, LLC (“VI MMMA”), with respect to the shares of Common Stock beneficially owned by it; and

(vii) Fred A. Middleton, with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Fred A. Middleton, with respect to the shares of Common Stock directly and beneficially owned by him.

Fred A. Middleton is referred to as a “General Partner.”

(b) The business address of each of the Reporting Persons and the General Partner is 400 South El Camino Real, Suite 1200, San Mateo, California 94402.

(c) The principal business of each of the Reporting Persons and the General Partner is the venture capital investment business. Mr. Middleton serves as a member of the Issuer’s Board of Directors.

(d) No Reporting Person or General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner has, during the last five years, been party to a civil proceeding of a judicial or

CUSIP No. 695127 100	13D

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) VI Co-Investment, VI Management and Sanderling VI are organized in California. VI GmbH is organized in Germany. VI LP is organized in the Cayman Islands. Mr. Middleton is a citizen of the United States of America.

Additional information concerning the General Partner is listed on Attachment A hereto and is incorporated by reference herein.

Item 4.                                 Purpose of Transaction.

Item 4 of the Previous Filings is hereby amended and restated in its entirety as follows:

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors, including pursuant to a 10b5-1 Plan adopted by the Reporting Persons on February 4, 2013. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investor Rights Agreement, as defined below.

Other than as described above and as set forth in the Investor Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

CUSIP No. 695127 100	13D

Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 32,656,356 shares of Common Stock outstanding on February 25, 2013.

A.            Sanderling Venture Partners VI, L.P.

(a) As of the closing of business on March 20, 2013, Sanderling VI beneficially owned 416,083 shares of Common Stock, representing approximately 1.27% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 416,083

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 416,083

Please see Attachment A for additional information.

B.            Sanderling Ventures Management VI

(a) As of the closing of business on March 20, 2013, VI Management beneficially owned 0 shares of Common Stock, representing 0% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 0

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

C.            Sanderling VI Beteiligungs GmbH & Co. KG

(a) As of the closing of business on March 20, 2013, VI GmbH beneficially owned 0 shares of Common Stock, representing 0% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 0

CUSIP No. 695127 100	13D

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

D.            Sanderling VI Limited Partnership

(a) As of the closing of business on March 20, 2013, VI LP beneficially owned 0 shares of Common Stock, representing 0% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 0

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

E.             Sanderling Venture Partners VI Co-Investment Fund, L.P.

(a) As of the closing of business on March 20, 2013, VI Co-Investment beneficially owned 361,762 shares of Common Stock, representing approximately 1.11% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 361,762

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 361,762

Please see Attachment A for additional information.

F.              Middleton, McNeil, Mills & Associates VI, LLC

(a) As of the closing of business on March 20, 2013, VI MMMA beneficially owned 777,845 shares of Common Stock, representing approximately 2.38% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 777,845

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 777,845

Please see Attachment A for additional information.

CUSIP No. 695127 100	13D

G.            Fred A. Middleton

(a) As of the closing of business on March 20, 2013, Fred A. Middleton beneficially owned 878,841 shares of Common Stock, representing approximately 2.69% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, Mr. Middleton has the right to acquire 33,030 shares of Common Stock within 60 days of March 20, 2013 upon the exercise of stock options.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 100,996

2.              Shared power to vote or direct vote: 777,845

3.              Sole power to dispose or direct the disposition: 100,996

4.              Shared power to dispose or direct the disposition: 777,845

Please see Attachment A for additional information.

(c) The Reporting Persons have not engaged in transactions in Common Stock in the last 60 days except for as follows:

On March 15, 2013, Sanderling Venture Partners VI Co-Investment Fund, L.P. distributed an aggregate of 1,000,000 shares of Common Stock pro rata to its partners (including (i) Sanderling Ventures Management VI, which received 200,000 shares of Common Stock and (ii) Middleton, McNeil, Mills & Associates VI, LLC, which received 1,600 shares of Common Stock) for no consideration (the “Distribution”).

On March 15, 2013, Sanderling Ventures Management VI distributed an aggregate of 200,000 shares of Common Stock pro rata to its partners (including Fred Middleton, who received 25,133 shares of Common Stock) for no consideration.

On March 18, 2013 and March 19, 2013, the Reporting Persons sold shares of Common Stock pursuant to a 10b5-1 plan in compliance with Rule 144 as follows:

Reporting Person	Date	Number of Shares	Weighted Average Price
Sanderling Venture Partners VI, L.P.	3/18/2013	28,956	$29.20
Sanderling VI Beteiligungs GmbH & Co. KG	3/18/2013	23,969	$29.20
Sanderling VI Limited Partnership	3/18/2013	28,558	$29.20
Sanderling Venture Partners VI	3/18/2013	29,825	$28.19
Sanderling VI Beteiligungs GmbH & Co. KG	3/18/2013	24,688	$28.19
Sanderling VI Limited Partnership	3/18/2013	29,415	$28.19
Sanderling Venture Partners VI, L.P.	3/19/2013	38,250	$27.66
Sanderling Venture Partners VI, L.P.	3/19/2013	46,339	$26.95

CUSIP No. 695127 100	13D

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(e) On March 15, 2013, the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock of the Issuer.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

Item 6 of the Previous Filings is hereby amended and restated in its entirety as follows:

The Reporting Persons and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement dated March 23, 2007 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand and Form S-3 Registration Rights. Subject to specified limitations, the Holders of at least thirty percent of the Issuer’s preferred stock having registration rights may demand that the Issuer register all or a portion of its Registrable Securities under the Securities Act. The Issuer is not obligated to file a registration statement pursuant to this provision:

•                  until 180 days after the completion of the IPO; and

•                  on more than three occasions.

In addition, the Holders of the Issuer’s Registrable Securities may demand that the Issuer register on Form S-3 all or a portion of the Registrable Securities held by them. The Issuer is not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights. If at any time after the completion of the IPO the Issuer proposes to file a registration statement to register any of the Issuer’s securities under the Securities Act, either for its own account or for the account of any of its stockholders, the holders of the Issuer’s Registrable Securities are entitled to notice of registration and are entitled to include their shares of

CUSIP No. 695127 100	13D

Common Stock in the registration.

Limitations and Expenses. In the event that any registration in which the holders of Registrable Securities participate pursuant to the Investor Rights Agreement is an underwritten public offering, the number of Registrable Securities to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Investor Rights Agreement, the Issuer is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or incidental registration. The Issuer is also required to indemnify each participating holder with respect to each registration of Registrable Securities that is effected.

10b5-1 Plan

The Reporting Persons entered into a 10b5-1 trading plan on February 4, 2013.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                 Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Description

99.1**	Joint Filing Undertaking

99.2

Investors’ Rights Agreement, dated March 23, 2007, among the Registrant and the parties named therein (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-170245), filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2010).

99.3

Form of Warrant to Purchase Common Stock, dated January 22, 2009 (Incorporated by reference to Exhibit 10.34 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on November 1, 2010).

99.4

Form of Warrant to Purchase Common Stock, dated December 29, 2010 (Incorporated by reference to Exhibit 10.30 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on January 3, 2011).

**Filed herewith.

CUSIP No. 695127 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2013

Sanderling Venture Partners VI, L.P.

Sanderling Ventures Management VI

Sanderling VI Beteiligungs GmbH & Co. KG

Sanderling VI Limited Partnership

Sanderling Venture Partners VI Co-Investment Fund, L.P.

Middleton, McNeil, Mills & Associates VI, LLC

By:	/s/ Fred A. Middleton
Fred A. Middleton, Managing Partner

By:	/s/ Fred A. Middleton
Fred A. Middleton, an individual

CUSIP No. 695127 100	13D

ATTACHMENT A

Mr. Middleton is a managing director of Middleton, McNeil, Mills & Associates VI, LLC, which has the ultimate voting and investment power over Common Stock held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. and he may be deemed to have voting and investment power over Common Stock held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. Mr. Middleton is the owner of Sanderling Ventures Management VI and he may be deemed to have voting and investment power over Common Stock held of record by Sanderling Ventures Management VI. Mr. Middleton disclaims beneficial ownership over the Common Stock held by Sanderling Ventures and its affiliates, except to the extent of his pecuniary interest therein.